                            [GERDAU AMERISTEEL LOGO]

             GERDAU AMERISTEEL ANNOUNCES INITIATION OF CASH DIVIDEND

TAMPA, FL, FEBRUARY 1, 2005 - Gerdau Ameristeel Corporation (TSX: GNA.TO, NYSE:
GNA) today announced that its Board of Directors has approved the initiation of a quarterly cash dividend. The initial cash dividend of US$0.02 (two US$ cents) per common share is payable March 4, 2005 to shareholders of record at the close of business on February 16, 2005.

Phillip E. Casey, Gerdau Ameristeel's president and chief executive officer, commented: "The initiation of the cash dividend reflects the Company's confidence in our favorable competitive position in the North American steel sector, our prospects for sustainable future growth, and our strong cash flow and balance sheet."

ABOUT GERDAU AMERISTEEL

Gerdau Ameristeel is the second largest minimill steel producer in North America with annual manufacturing capacity of over 8.4 million tons of mill finished steel products. Through its vertically integrated network of 15 minimills (including one 50% owned minimill), 16 scrap recycling facilities and 42 downstream operations, Gerdau Ameristeel primarily serves customers in the eastern two thirds of North America. The company's products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufacturers for use in a variety of industries, including construction, cellular and electrical transmission, automotive, mining and equipment manufacturing. The common shares of Gerdau Ameristeel are traded on the Toronto Stock Exchange under the symbol GNA.TO and on the NYSE under the symbol GNA. For additional financial and investor information, visit www.gerdauameristeel.com.

FOR MORE INFORMATION PLEASE CONTACT:
Tom J. Landa
Vice President and Chief Financial Officer
Gerdau Ameristeel Corporation
(813) 207-2300
tlanda@gerdauameristeel.com